Issuer Free Writing Prospectus

Registration No. 333-163560

Issuer Free Writing Prospectus dated March 26, 2010

Relating to Prospectus Supplement dated March 26, 2010 to Prospectus dated February 16, 2010

1st MARINER BANCORP ANNOUNCES EXPIRATION OF RIGHTS OFFERING AND

START OF PUBLIC OFFERING OF UNSUBSCRIBED SHARES

Baltimore, MD, (March 26, 2010) 1st Mariner Bancorp (NASDAQ: FMAR), parent company of 1st Mariner Bank, announced today that the subscription period of its previously announced rights offering (the “Rights Offering”) expired at 5:00 p.m., Eastern Time, on March 24, 2010.  The Rights Offering was limited to shareholders of record as of February 12, 2010.  The Company has received orders for 3,410,082 shares of common stock, totaling approximately $3.9 million in connection with the Rights Offering.  The Company is now offering 13,981,049 shares of common stock to the public, to be offered and sold by its officers and directors on a “best efforts” basis, at a subscription price of $1.15 per share (the “Public Offering”).  The Company must receive minimum proceeds of $10.0 million, in the aggregate, to complete the Rights Offering and the Public Offering , and must sell at least 5,285,571 shares of common stock in the Public Offering to reach this $10.0 million minimum requirement.

In addition to the Rights Offering subscriptions, the Company also announced that it has received non-binding preliminary subscription agreements for the Public Offering for approximately 4,347,000 shares of common stock, totaling $5.0 million.  If the $10.0 million aggregate subscription minimum is reached, the Company intends to complete the Rights Offering and issue shares to those persons whose Rights Offering or Public Offering subscriptions have been accepted to that point.  The Company intends to offer any remaining shares in the Public Offering until April 12, 2010, unless the Public Offering is earlier terminated by the Board of Directors.

Edwin F. Hale, Sr., Chairman and CEO, commented “I am pleased with the level of participation in the rights offering and with the amount of preliminary subscriptions received for the public offering. We will continue our efforts to fully subscribe the offering.”

A copy of the Company’s prospectus supplement, accompanying prospectus and additional materials relating to the Public Offering are available.  Potential investors may obtain a copy of these materials from the Company by contacting Paul B. Susie, the Company’s Chief Financial Officer, at (443) 573-4821.  Mr. Susie may also be contacted by mail at First Mariner Bancorp, 1501 S. Clinton Street, Baltimore, Maryland 21224, Attention: Paul B. Susie, Chief Financial Officer.  If you have any questions regarding the Public Offering or the Rights Offering, please call Mr. Susie at the above number or please call the Company’s information agent, Laurel Hill Advisory Group, LLC at (888) 742-1305 (toll free), Monday through Friday (except bank holidays), between 10:00 a.m. and 4:00 p.m., Eastern Time.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities mentioned in this press release in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The Public Offering will be made by means of a prospectus supplement and accompanying prospectus.

About 1st Mariner Bancorp

1st Mariner Bancorp is the parent company of 1st Mariner Bank, which operates 23 community oriented branches throughout central Maryland, as well as portions of the eastern shore.  1st Mariner Bank also has one branch in Pennsylvania.  1st Mariner Mortgage, a division of 1st Mariner Bank, engages in mortgage-banking activities, providing mortgage loans and associated products to customers and selling most of those mortgage loans into the secondary market. First Mariner Mortgage currently operates offices in Maryland, Virginia, Delaware and North Carolina.

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements do not represent historical facts, but are statements about management’s beliefs, plans and objectives about the future, as well as its assumptions and judgments concerning such beliefs, plans and objectives.  These statements are evidenced by terms such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” and similar expressions.  Although these statements reflect management’s good faith beliefs and projections, they are not guarantees of future performance and they may not prove true.  These projections involve risk and uncertainties that could cause actual results to differ materially from those addressed in the forward-looking statements, including whether persons who submitted non-binding preliminary subscription agreements will submit binding subscription agreements to participate in the Public Offering, and uncertainty as to whether the Company will receive and accept aggregate subscriptions in the Rights Offering and the Public Offering sufficient to meet the minimum proceeds requirement to complete the Rights Offering and the Public Offering.  For a discussion of other risks and uncertainties, see the section titled “Risk Factors” in the prospectus supplement and accompanying prospectus for the Rights Offering and the Public Offering, and the section titled “Risk Factors” in the periodic reports, that 1st Mariner Bancorp has filed and files with the Securities and Exchange Commission.

The Company has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the Rights Offering and the Public Offering to which this communication relates.  Before you invest, you should read the prospectus and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll free 1-888-742-1305.  The documents can also be obtained for free from the “Investor Relations — Documents” section of the Company’s website at

http://www.snl.com/Irweblinkx/doc.aspx?IID=1024706&DID=10449498.